Exhibit 4.2

18 MONTH CONVERTIBLE PROMISSORY NOTE

FACE VALUE $             MILLION

COUPON 14%

ISSUE DATE AUGUST 30, 2011

August 30, 2011

Dear                             :

This confirms that                             . (“                            ”) has agreed to loan Comprehensive Care Corporation (the “Company”) $             (“the Note”), which shall bear interest at the rate of fourteen percent (14%) per annum. The Note will accrue a coupon equal to fourteen percent (14%) per annum payable quarterly in arrears on the outstanding balance, with the first quarterly payment due on November 30, 2011, and have a maturity date eighteen (18) months from the issue date (“Maturity Date”). At maturity, any or all of the principal plus the interest may be convertible at                             ’s option into the Company’s common stock at a conversion price of $0.25 per share. At any time prior to the Maturity Date of the Note,                              may elect to convert the outstanding balance, or any portion thereof, of the Note plus any accrued interest into shares of the Company’s common stock at $0.25 per share. At maturity, the balance of the Note not converted into equity, together with all accrued and unpaid interest, will be repaid by the Company to                             .

In addition to this Note,                              will receive on this date a warrant to purchase one share of common stock of the Company for every $2.00 loaned. The warrant shall have a term of five years and an exercise price of $0.44.

Anything contained herein to the contrary notwithstanding, it is understood that                              may, at its sole option, extend the Maturity Date of this Note by six months.

                              represents that it is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.

                             and the Company have agreed to be bound by each of the provisions and terms set forth in the Addendum to this Comprehensive Care Convertible Promissory Note that the parties are executing of this date.

3405 W. Dr. Martin Luther King Jr. Blvd. — Suite 101 — Tampa, FL 33607 813-288-4808 — Fax: 813-288-4844

Please confirm the above by signing in the appropriate space below.

Sincerely,

Robert J. Landis
Acting Chief Financial Officer	______________
Comprehensive Care Corporation

3405 W. Dr. Martin Luther King Jr. Blvd. — Suite 101 — Tampa, FL 33607 813-288-4808 — Fax: 813-288-4844